NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

January 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Bonnie Baynes
Rolf Sundwall David Gessert Sandra Hunter Berkheimer

Re:	Netcapital Inc.
Form 10-K for the fiscal year ended April 30, 2023
File No. 001-41443

Dear Ladies and Gentlemen:

We acknowledge receipt of your letter dated November 21, 2024, and appreciate the opportunity to address your comments. Below, we provide our responses to each of your inquiries in the order presented. The comments presented in your letter to us are repeated below in italics, and they are followed by our response.

Comment #1: Please confirm there have been no material changes to representations and data contained in the Company’s response to the comments in our letter issued October 11, 2024.

Netcapital Response:

1. Confirmation of No Material Changes

We confirm there have been no material changes to the representations and data contained in the Company’s response to the comments in your letter dated October 11, 2024, except as noted in the following discussion regarding the valuation of the technology license agreement used by the funding portal.

Comment #2: Regarding the Company’s response to prior comment 1, we have the following comments:

● The Company’s response appears to exclude discussion of the Company’s subsidiaries, as requested. Accordingly, we reissue the comment as to the Company’s subsidiaries.

● The Company’s response describing the “Activities of Officers and Directors” was not sufficiently detailed to permit the staff to evaluate the Company’s position. Please revise with additional details.

Netcapital Response:

2. Activities of Subsidiaries and Officers and Directors

The Company respectfully submits that neither the Company nor its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”). The Company is primarily engaged in operating a funding portal and providing consulting services, not in the business of investing, reinvesting, or trading in securities. We submitted details regarding the parent company and below we provide an analysis of each of the Tonopah factors for the subsidiaries as follows:

A. Subsidiaries

Subsidiary: Netcapital Funding Portal Inc.

A. Historical Development

●	The funding portal was established in 2016 to facilitate online equity crowdfunding under Regulation Crowdfunding. It was not created to invest in securities but to serve as a platform for connecting issuers with investors.

B. Public Representations

●	The portal is publicly marketed as a Regulation Crowdfunding platform and does not present itself as an entity investing in securities for capital appreciation or income.

C. Activities of Officers and Directors

●	Officers and directors oversee platform operations, including compliance with SEC and FINRA regulations, technology enhancements, and issuer onboarding.

●	No activities involve securities trading or investment management.

D. Nature of Income

●	Revenue is generated from:

◌	Listing fees and closing fees for crowdfunding campaigns.

◌	The platform does not derive income from securities investments.

E. Composition of Assets

●	The funding portal’s assets consist primarily of cash, accounts receivable, intellectual property and operational assets necessary for platform functionality.

●	Any securities holdings result from listing fees accepted in equity, not from active investment.

Conclusion for Funding Portal:

Netcapital Funding Portal Inc. operates as a crowdfunding intermediary and does not meet the definition of an “investment company” under Section 3(a)(1)(A).

2. Subsidiary: Netcapital Advisors Inc.

A. Historical Development

●	Netcapital Advisors was founded to provide consulting services to issuers using the funding portal. These services include business strategy, marketing, and securities structuring.

B. Public Representations

●	The subsidiary’s public representations describe it as a consulting firm. It does not promote itself as an investment entity.

C. Activities of Officers and Directors

●	Officers and directors are responsible for delivering consulting services and supporting issuers in their crowdfunding efforts.

●	No activities are related to securities portfolio management.

D. Nature of Income

●	Revenue is derived from consulting fees, paid in cash or equity, as compensation for services rendered.

●	Equity received as fees is incidental to its operations and not part of an investment strategy.

E. Composition of Assets

●	The subsidiary’s assets consist of cash, receivables from consulting contracts, and an equity investment in a related party entity.

Conclusion for Advisors:

Netcapital Advisors Inc. is primarily a service provider and not an investment company under Section 3(a)(1)(A).

3. Subsidiary: MSG Development Corp.

A. Historical Development

●	MSG Development Corp. was established to provide valuation services for various business and tax-related needs. Its services include 409A valuations for equity compensation and tax valuations for assets contributed to charities.

●	The subsidiary was not formed to invest in or trade securities but to deliver specialized valuation services.

B. Public Representations

●	MSG Development Corp. represents itself as a valuation service provider specializing in:

◌	409A valuations for compliance with IRS regulations.

◌	Tax valuations for non-cash charitable contributions.

◌	Business valuations for specific client needs.

●	The company has not publicly represent itself as an investment company or imply that it engages in securities trading or investment management.

C. Activities of Officers and Directors

●	The activities of MSG Development Corp.’s officers and directors are focused on:

◌	Conducting 409A valuations for equity compensation purposes.

◌	Preparing tax valuations to support compliance with IRS requirements for charitable contributions.

◌	Delivering business valuation services to clients.

●	These activities are operational and advisory in nature, with no involvement in securities portfolio management or trading.

D. Nature of Income

●	The company generates revenue from fees charged for its valuation services. These include:

◌	Fees for preparing 409A valuations for private companies.

◌	Fees for conducting tax valuations to support non-cash charitable contributions.

●	The income is entirely derived from the provision of professional services, not from investing or trading securities.

E. Composition of Assets

●	MSG Development Corp.’s assets primarily consist of:

◌	Accounts receivable generated from client service contracts.

◌	Tools and resources (e.g., proprietary models, valuation software) used to conduct valuations.

●	The subsidiary does not hold securities for capital appreciation or income generation. Any securities held would be incidental to client payment arrangements or other operational activities.

Conclusion for MSG Development Corp.

MSG Development Corp. is primarily engaged in the business of providing valuation services, including 409A valuations and tax valuations for charitable contributions. The subsidiary operates as a service-oriented business, not as an investment company under Section 3(a)(1)(A) of the 1940 Act. Its business activities, revenue, and assets are operational in nature and unrelated to securities trading or investment management.

Final Statement

Based on the Tonopah analysis, neither Netcapital Inc. nor its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the 1940 Act. Each entity is primarily engaged in operational, non-investment activities.

B. Activities of Officers and Directors

Officers and directors oversee strategic decision-making, regulatory compliance, and operational management across the Company’s subsidiaries. Their activities do not include investment management for the purpose of capital appreciation or income generation.

1. Parent Company: Netcapital Inc.

●	Structure:

◌	Netcapital Inc. oversees the operations of its subsidiaries: Netcapital Funding Portal Inc., Netcapital Advisors Inc., and MSG Development Corp.

◌	The Company employs a CEO and CFO responsible for corporate governance and strategy.

●	Activities of Officers and Directors:

◌	CEO:

■	Directs overall corporate strategy and decision-making.

■	Focuses on business development and aligning subsidiary operations with strategic goals.

◌	CFO:

■	Oversees financial management, compliance, and SEC reporting.

■	Ensures accuracy in financial disclosures and adherence to regulatory requirements.

◌	Board of Directors:

■	Provides oversight for the Company’s strategic initiatives and operational performance.

■	Does not engage in managing investment portfolios or securities trading activities.

2. Netcapital Funding Portal Inc.

●	Structure:

◌	Netcapital Funding Portal Inc. is a registered funding portal under Regulation Crowdfunding, facilitating equity crowdfunding campaigns for issuers.

◌	The portal is managed by a Chief Compliance Officer (CCO), who is also the sole board member of the entity.

●	Activities of Officers and Directors:

◌	Chief Compliance Officer (CCO):

■	Oversees compliance with SEC and FINRA regulations, ensuring the funding portal adheres to applicable laws under Regulation Crowdfunding.

■	Supervises the platform’s operational processes, including issuer onboarding and investor protections.

■	Monitors internal compliance policies and handles regulatory audits or reviews.

◌	Board of Directors:

■	As the sole director, the CCO provides oversight for all aspects of the funding portal’s operations.

■	The CCO’s focus is strictly operational and regulatory, with no involvement in investment management.

3. Netcapital Advisors Inc.

●	Structure:

◌	Netcapital Advisors Inc. provides consulting services to issuers using the funding portal. These services include business valuations, marketing strategies, and securities structuring.

◌	The subsidiary employs a CEO and CFO.

●	Activities of Officers and Directors:

◌	CEO:

■	Leads the subsidiary’s consulting activities, including client engagements and service delivery.

■	Focuses on business development and expanding client relationships.

◌	CFO:

■	Manages financial operations, including budgeting, forecasting, and reporting.

■	Ensures compliance with financial reporting and regulatory standards.

◌	Board of Directors:

■	Provides high-level oversight of consulting activities and operational strategies.

■	Directors focus solely on service delivery and client success, with no involvement in managing securities investments. No securities received by the funding portal have been ever been sold.

4. MSG Development Corp.

●	Structure:

◌	MSG Development Corp. was established to provide valuation services but is currently inactive.

◌	The entity has no revenues, no customers, and no active officers following the retirement of the valuation expert. MSG does not own any securities.

●	Activities of Officers and Directors:

◌	The entity currently has no active officers or directors.

◌	The parent company retains ownership of MSG Development Corp., but it is non-operational and does not contribute to the Company’s revenues or business activities.

5. Conclusion

●	The activities of officers and directors across Netcapital Inc. and its subsidiaries are operationally focused, supporting the Company’s mission of facilitating equity crowdfunding and providing consulting services.

●	The Chief Compliance Officer (CCO) at Netcapital Funding Portal Inc. ensures compliance with regulatory requirements and provides oversight for the portal’s operations.

●	None of the officers or directors engage in securities trading, investment management, or activities characteristic of an investment company under the 1940 Act.

3. Valuation of Subsidiary Interests

Comment #3: With respect to Netcapital Funding Portal Inc. (“Funding Portal”), please provide additional detail as to how the Company applies valuations of users, investors, and issuers to determine the overall valuation of the Funding Portal. In addition, the response states that the Company’s valuation of the Funding Portal reflects “the portal’s operational potential.” Please provide additional analysis, including citations to applicable law and precedent, about how a valuation based on future “operational potential” is consistent with the requirement in the Investment Company Act of 1940, as amended (“1940 Act”), to determine “value” as of the applicable date of measurement.

Netcapital Response:

Subsidiary: Netcapital Funding Portal Inc.

Overview:

Netcapital Funding Portal Inc. is a registered funding portal under Regulation Crowdfunding, facilitating equity crowdfunding campaigns for issuers. Its valuation reflects a combination of current operational metrics (e.g., users, investors, issuers) and its projected future operational potential. Below, we provide additional detail on the valuation methodology and legal analysis supporting the use of operational potential in determining fair value under the 1940 Act.

1. Valuation Methodology

The valuation of the Funding Portal incorporates both current operational metrics and its future operational potential to reflect its fair value. These inputs are consistent with the principles outlined in Section 2(a)(41) of the 1940 Act.

Operational Metrics Used in the Valuation

1.	Number of Active Users:

◌	Includes registered investors and issuers participating on the platform.

◌	Reflects the size of the portal’s network and its ability to attract and retain stakeholders.

◌	Valuation Impact: A larger user base increases the portal’s revenue potential through listing fees and transaction volumes.

◌	A user is valued at $382 per user, based the value per user of a publicly traded competitor.

2.	Number of Issuers:

◌	Includes active campaigns and total issuers preparing to use the platform. It does not include former issuers that have completed their fund raising on the platform

◌	Demonstrates the platform’s market penetration and relevance to small businesses seeking crowdfunding.

◌	Valuation Impact: Higher issuer activity generates listing and success fees, supporting the Funding Portal’s revenue base.

◌	An issuer is valued at $13,912, based upon the value per issuer of a publicly traded competitor

3.	Number of Investors:

◌	Reflects the platform’s ability to attract retail and accredited investors.

◌	Valuation Impact: A robust investor base enhances the platform’s attractiveness to issuers, creating a positive network effect.

◌	An investor is valued at $1,025, based upon the value per investor of a publicly traded competitor.

The use of the operational metrics is what our board considers in its good faith determination of the value of the funding portal. This valuation is $66,729,415 as of July 31, 2024.

2. Incorporation of Future Operational Potential

The concept of future operational potential is central to determining the Funding Portal’s fair value. This approach aligns with valuation principles under the 1940 Act, which require fair value to reflect the price a market participant would reasonably expect to pay as of the measurement date.

A. Consistency with the 1940 Act

1.	Rule 2a-5 Guidance:

◌	The SEC’s Rule 2a-5 (adopted in 2021) permits the use of future cash flows and operational metrics in determining fair value, provided these inputs are reliable and reflect a market participant perspective.

◌	Projected revenues and cash flows from operational potential are key factors that a market participant would consider in determining the Funding Portal’s fair value.

2.	Use of Forward-Looking Models:

◌	Future operational potential is quantified using forward-looking valuation methodologies, such as discounted cash flow (DCF) models. In our 5-year plan we created projected financial statements that indicate the projected cash flow from the funding portal business has a net present value of approximately $58 million. We used this model in conjunction with our October 31, 2024 10-Q workpapers to demonstrate to our audit firm that the funding portal asset was not impaired.

◌	DCF models are widely accepted under ASC 820 (Fair Value Measurement), which provides the accounting framework for fair value determination under U.S. GAAP and the 1940 Act.

B. Legal Precedent Supporting Future Operational Potential

1.	Tonopah Mining Company of Nevada, 26 SEC 426 (1947):

◌	The SEC emphasized the importance of considering an entity’s primary business activities and operational potential when determining whether it is primarily engaged in investment activities.

◌	For the Funding Portal, the operational potential derived from its network of users, investors, and issuers reinforces its role as a service-oriented business.

2.	In the Matter of Certain Open-End Investment Companies (1947):

◌	The SEC noted that fair value determinations must reflect all relevant facts and circumstances, including expectations about future economic conditions.

3. Supporting Calculations for Fair Value

A. Discounted Cash Flow (DCF) Analysis

1.	Revenue Projections:

◌	Listing Fees: Based on the number of issuers and the fee of $5,000 per issuer.

◌	Success Fees: Calculated as a percentage (4.9%) of funds raised on the funding portal.

◌	Service Fees: Derived from optional services provided to issuers.

◌	Secondary trading fees: Based on the selling of securities sold under Section 4(a)(6) after the holding period has expired.

2.	Discount Rate:

◌	Risk-adjusted discount rate of 20% reflects uncertainties in future cash flows and competition.

3.	Terminal Value:

◌	Captures the Funding Portal’s long-term value (8 times projected cash flow from operations in year 5) based on its sustained operational potential.

B. Market Comparables

●	Valuation is cross-checked against comparable crowdfunding platforms and similar technology-driven service businesses.

4. Conclusion

The valuation of Netcapital Funding Portal Inc. reflects its operational metrics and future potential as a registered crowdfunding platform. This approach aligns with the requirements of the 1940 Act, as the valuation:

1.	Represents the price a market participant would pay in an orderly transaction at the measurement date.

2.	Is determined in good faith using reliable forward-looking models, consistent with Rule 2a-5.

3.	Incorporates both current operational performance and projected future cash flows, which are critical to understanding the portal’s fair value.

While we recognize that the $66 million valuation of the funding portal may not reflect the price certain parties might pay today, it is reasonable and defensible based on:

●	The scalability and operational leverage of the Funding Portal, which increases its value to strategic buyers.

●	The years of work and expense that were completed to create an online platform where an issuer can sell securities to investors worldwide.

●	Industry practices of valuing funding portals based on future potential rather than solely on historical performance.

●	The ability of the Funding Portal to capitalize on growth trends in online funding platforms.

We believe this methodology appropriately balances the Funding Portal’s current operations with its future potential, ensuring compliance with the 1940 Act.

Comment: With respect to Netcapital Advisors, please provide additional information and analysis about why each type of calculation was performed and how each calculation is consistent with the requirement in 1940 Act to determine “value” as of the applicable date. Please include the analysis for the Company’s weighted average of these valuations.

Subsidiary: Netcapital Advisors Inc.

The valuation methodology for Netcapital Advisors incorporates a weighted average of market data and issuer-specific metrics to determine fair value as of the applicable measurement date. This methodology is aligned with the requirements of the 1940 Act and reflects the following:

1.	Data Sources and Weighting:

◌	PitchBook Annual Report (80%): Provides robust market data from over a decade of private equity trends, ensuring reliability and market participant relevance.

◌	KingsCrowd Reg CF Analysis (10%): Offers insights into valuation trends specific to the Regulation Crowdfunding submarket.

◌	Netcapital Industry Index (10%): Includes pre-money valuations of more than 100 issuers on the platform, categorized by industry, to reflect sector-specific performance.

2.	Mechanics of Calculation:

◌	Pre-Money Valuation Formula: Combines the weighted contributions from the three data sources and adds any recorded issuer revenue:

◌	PreMoney Valuation=(PitchBook×0.8)+(KingsCrowd×0.1)+(Industry Index×0.1)+Issuer Revenue

◌	Post-Money Valuation Formula: Adds the funding round size to the pre-money valuation: Post-Money Valuation=Pre-Money Valuation + Funds Raised

3.	Alignment with the 1940 Act:

◌	Rule 2a-5 Compliance: The valuation methodology reflects inputs a market participant would consider, including reliable, observable data and revenue contributions.

◌	Periodic Updates: The methodology is updated quarterly to ensure relevance to current market conditions, consistent with Rule 2a-5.

◌	Good Faith Determination: The Board of Directors validates the valuation by considering the reliability and relevance of each input source.

4.	Rationale for Weighting:

◌	PitchBook receives the highest weighting due to its comprehensive market coverage and decade-long data history.

◌	KingsCrowd and Netcapital data, while relevant, are weighted less heavily due to their narrower focus on Regulation Crowdfunding markets.

This methodology ensures that Netcapital Advisors’ valuation reflects both current operations and market conditions as of the measurement date, meeting the requirements of the 1940 Act for fair value determination.

Subsidiary: MSG Development Inc

Comment: With respect to the valuation of MSG Development Corp (“MSG”), please clarify whether the retirement of the person referenced in response was the sole basis of the Company’s value determination. If so, please discuss how the use of such retirement is consistent with the requirement in 1940 Act to determine “value” as of the applicable date of measurement. If not, please identify the other factors that the Company used.

The valuation of MSG Development Corp (“MSG”) was not solely based on the retirement of the individual referenced in our prior response. Instead, the retirement was one of several factors considered in determining MSG’s fair value as of the applicable measurement date. Below is a detailed clarification of the factors that contributed to the valuation and their consistency with the requirements of the 1940 Act:

1.	Retirement of Key Individual

◌	The retirement of the referenced individual was a significant event, as they played a critical role in MSG’s operations, including managing key client relationships and overseeing development projects.

◌	The valuation reflected the anticipated impact of the retirement on MSG’s future cash flows, specifically accounting for potential disruptions or a transitional period in operational efficiency.

2.	Other Factors Considered in the Valuation: The valuation was determined using a combination of quantitative and qualitative factors, as outlined below:

- Historical Financial Performance: - Revenue, profitability, and cash flow trends from MSG’s operations were analyzed, providing a baseline for valuation.

- Projected Cash Flows: - Forward-looking financial projections were adjusted to account for the operational impact of the retirement, considering the recruitment and onboarding of a replacement or redistribution of responsibilities.

- Asset-Based Valuation: - The valuation also incorporated the net realizable value of MSG’s intangible assets.

Alignment with the 1940 Act

◌	The determination of fair value adhered to the requirements of Section 2(a)(41) of the 1940 Act and Rule 2a-5 by incorporating:

- Market Participant Perspective: The valuation reflected inputs that a market participant would reasonably consider, including the impact of the retirement and other operational metrics.

- Good Faith Determination: The valuation process was conducted in good faith, under the oversight of the Board of Directors, and with reliance on reliable, observable data wherever possible. While we had access to a valuation website and a list of previous customers, the inability to secure an Accredited Senior Appraiser to sign a valuation report, despite a year-long effort to find a replacement, significantly impacted the valuation process. As a result, we determined that the subsidiary’s operations lacked sufficient evidence to support a positive valuation. Therefore, the Company concluded that MSG had no remaining fair value, and its carrying value was written down to zero.

Conclusion

The retirement of the referenced individual was a material consideration but not the sole basis for MSG’s valuation. By incorporating additional factors such as financial performance, personnel resources, and projected cash flows, the valuation appropriately reflected the fair value of MSG as of the measurement date, consistent with the requirements of the 1940 Act. We are confident that the methodology used to value MSG is reasonable and defensible and ensures compliance with the principles of fair value determination.

Comment # 4: Please provide a detailed legal analysis as to whether, in the Company’s view, the Funding Portal and Netcapital Advisors are “investment securities” for purposes of 1940 Act.

Netcapital Response:

The determination of whether the Funding Portal and Netcapital Advisors are “investment securities” under the 1940 Act requires an analysis of the statutory framework, relevant legal precedents, and the specific facts of the Company’s operations. Below, we provide a detailed explanation.

1. Statutory Framework

Under the 1940 Act, an “investment security” is generally defined in Section 3(a)(2) as including stocks, bonds, debentures, and other instruments typically held for investment purposes. Importantly, operating companies that derive their primary income from the provision of services or the sale of goods are not typically considered “investment securities.”

●	Section 3(a)(1) defines an “investment company” as any issuer primarily engaged in the business of investing, reinvesting, owning, holding, or trading in “investment securities.” An issuer is not an investment company if its assets and income are primarily derived from operating businesses rather than passive investments in securities.

2. Analysis of the Funding Portal

Nature of Business Operations:

Netcapital Funding Portal Inc. operates as a registered funding portal under Regulation Crowdfunding, facilitating equity crowdfunding campaigns for issuers. It derives its revenue from operational activities, including:

●	Listing fees paid by issuers.

●	Success fees based on the amount of capital raised on the platform.

●	Filing fees on EDGAR on behalf of issuers that have sold securities sold under Regulation CF.

Legal Analysis:

●	The Funding Portal does not engage in the investment, reinvestment, or trading of securities for its own account. Its business activities are service-oriented and operational, not investment-driven.

●	The revenue generated is directly tied to the provision of platform services, not passive investment income.

●	Under precedents such as Tonopah Mining Co. of Nevada, 26 SEC 426 (1947), the SEC has emphasized the importance of primary business activities. The Funding Portal’s operational role as a service provider aligns with the characteristics of an operating company, not an investment company.

Conclusion:

The Funding Portal is not an “investment security” because its assets and income are derived from operating activities and not from the passive holding or trading of securities.

3. Analysis of Netcapital Advisors

Nature of Business Operations:

Netcapital Advisors provides advisory services to issuers on the Funding Portal, including guidance on the development of an offering page, marketing strategies, and compliance. Its revenue is derived from:

●	Fixed advisory fees.

●	Consulting contracts.

Legal Analysis

●	Similar to the Funding Portal, Netcapital Advisors operates as a service-oriented entity, earning income through advisory services rather than through investments in securities.

●	The activities of Netcapital Advisors do not involve the ownership or trading of securities for investment purposes. Instead, the company’s income arises from operational activities that require active participation in the advisory process.

●	The SEC has consistently distinguished between operating companies and entities primarily engaged in holding or trading investment securities. Based on Tonopah Mining and similar cases, Netcapital Advisors would not meet the criteria for an investment company or qualify as an investment security.

Conclusion:

Netcapital Advisors is not an “investment security” because its operations involve the provision of services, and its income is tied to operational activities rather than passive investment activities.

4. Broader Considerations

●	Asset Composition: Both entities’ primary assets consist of operational tools (e.g., software platforms, intellectual property, or contractual rights), not financial instruments that would qualify as investment securities.

●	Revenue Composition: Revenue is generated through active service delivery, not through dividends, interest, or capital appreciation typically associated with investment securities.

5. Conclusion

Based on the statutory framework of the 1940 Act, relevant SEC guidance, and the operational nature of the Funding Portal and Netcapital Advisors, neither entity constitutes an “investment security” for purposes of the 1940 Act. Both entities are operating businesses whose income and assets are tied to active service delivery rather than passive investment in securities.

Comment: With respect to the Funding Portal, the staff notes that a registered funding portal may fall within the definition of investment company under section 3(a)(1)(C) of the 1940 Act. See Regulation Crowdfunding adopting release available at https://www.sec.gov/rules/final/2015/33-9974.pdf, footnote 633.

Netcapital Response:

The Company acknowledges the SEC staff’s note in the Regulation Crowdfunding adopting release (Release No. 33-9974) regarding the potential for a registered funding portal to fall within the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”). Below, we provide a detailed analysis to address why Netcapital Funding Portal Inc. (“Funding Portal”) does not meet the definition of an “investment company” under this provision.

1. Statutory Framework of Section 3(a)(1)(C)

Section 3(a)(1)(C) defines an “investment company” as any issuer that is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and that owns “investment securities” with a value exceeding 40% of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

2. Operational Analysis of the Funding Portal

The Funding Portal is not engaged in the business of investing, reinvesting, owning, holding, or trading in securities. Its primary activities are operational and service-oriented, as outlined below:

1.	Revenue Sources:

◌	The Funding Portal derives revenue from listing fees, success fees tied to funds raised on the platform, and secondary trading fees. These revenue streams are directly tied to the provision of services, not from passive investment or ownership of securities.

2.	Asset Composition:

◌	The Funding Portal’s primary assets consist of operational tools, including its technology platform, intellectual property, and contractual agreements with issuers and investors. It does not hold a portfolio of “investment securities” exceeding 40% of its total assets.

3.	Nature of Business Activities:

◌	The Funding Portal’s role is to facilitate crowdfunding campaigns by providing issuers with access to retail and accredited investors. It operates as an intermediary and does not engage in proprietary trading or investment activities.

3. Regulation Crowdfunding Adopting Release and Footnote 633

Footnote 633 of the Regulation Crowdfunding adopting release acknowledges the theoretical possibility that a registered funding portal could fall within the definition of an investment company if it meets the criteria under Section 3(a)(1)(C). However, the following points demonstrate that this is not applicable to the Funding Portal:

1.	Primary Business Activities:

◌	As emphasized in Tonopah Mining Co. of Nevada, 26 SEC 426 (1947), the determination of investment company status depends on whether the entity is primarily engaged in investment activities. The Funding Portal’s primary business is providing operational services to issuers and investors, not managing investments.

2.	Asset Composition Analysis:

◌	As of the most recent measurement date, the Funding Portal’s balance sheet reflects that its operational assets constitute the majority of its total assets. These include the exclusive licensing agreement for the software that enables the platform’s core functionality. While the licensing agreement is not capitalized as an intangible asset under accounting rules, its economic significance as a key operational resource is critical to the Funding Portal’s operations and is therefore included in the denominator for the 40% test. The economic value of the licensing agreement has been calculated using a net present value (NPV) model over a 5-year term, reflecting a fair value of approximately $1,440,499. This valuation aligns with the guidance under Rule 2a-5 of the 1940 Act, which permits forward-looking models to determine fair value. When taking into consideration the economic substance of the licensing agreement, any holdings of securities are incidental to the business and do not exceed 40% of the Funding Portal’s total assets.

◌	While the licensing agreement is treated as an operating expense and not capitalized as an intangible asset, the economic substance of the agreement is what matters for the 40% test.

◌	The agreement is an operational asset that directly enables the Funding Portal’s core business activities, such as hosting crowdfunding campaigns and generating fee revenue.

3.	Revenue Composition:

◌	The Funding Portal’s revenue composition reflects its role as a service provider, with income derived from fees directly tied to operational activities, rather than investment returns.

4. Compliance with the 1940 Act

To further ensure compliance with the 1940 Act and address any potential concerns:

●	The Funding Portal’s operations and financial statements are reviewed regularly to confirm that it does not hold “investment securities” exceeding the 40% threshold.

●	The Company commits to monitoring its asset composition and revenue sources to ensure continued alignment with the operational focus required to avoid classification as an investment company.

5. Conclusion

Based on the analysis above, the Funding Portal does not meet the criteria to be classified as an “investment company” under Section 3(a)(1)(C) of the 1940 Act. Its primary activities are operational, and its assets and revenue sources are consistent with those of a service-oriented business.

We are confident that the Funding Portal’s current operations and financial structure are fully compliant with the 1940 Act. Please let us know if additional information or clarification is required.

Details of the numerator and denominator are in the chart below:

Asset Description	Netcapital Inc	Funding Portal	Netcapital Advisors	MSG	Combined
	7/31/2024	7/31/2024	7/31/2024	7/31/2024	7/31/2024

Numerator for ‘40 Act Test

Investment Securities

Kingscrowd Inc	$513,550				$513,550
Duece Drone	2,350,000				2,350,000
Watch Party	440,000				440,000
Zelgor	1,400,000				1,400,000
Chip Brain	3,366,348				3,366,348
Vymedic	11,032				11,032
C-Reveal	50,000				50,000
Hive Skill	712,500				712,500
Scan Hash	425,000				425,000
Netcapital Systems	48,128				48,128
Cust Corp.	1,200,000				1,200,000
Caesar Media Group	1,999,127				1,999,127
6A Aviation	112,665		$127,415		240,080
Reper LLC	1,200,000				1,200,000
NetWire LLC	1,300,000				1,300,000
Dark LLC	2,100,000				2,100,000
CountSharp LLC	1,170,000				1,170,000
CupCrew LLC	1,170,000				1,170,000
HeadFarm LLC	1,170,000				1,170,000
Realworld LLC	1,170,000				1,170,000
AceHedge LLC	1,110,000				1,110,000
Fantize LLC	1,110,000				1,110,000
StockText LLC	1,220,000				1,220,000
Funding portal issuers		$97,700			97,700
Total Investment Securities	$25,348,350	$97,700	$127,415	-	$25,573,465

Denominator for ‘40 Act Test

Accounts Receivable	-	-	-		-
Other current assets	$428,900		$63,031		$491,931
Deposits	6,300				6,300
Due from related parties			202,000		202,000
Investment securities	25,348,350	$97,700	127,415		25,573,465
Value of funding portal subsidiary	66,729,415				66,729,415
Value of ValuCorp (MSG) subsidiary	-				-
Value of IP from technology license agreement		1,440,499			1,440,499
Value of Netcapital Advisors Subsidiary	10,355,000				10,355,000
Total assets	$102,867,965	$1,538,199	$392,446	-	$104,798,610

Investments as % of total assets	24.6%	6.4%	32.5%	0.0%	24.4%

Each of these valuations was determined in good faith, consistent with principles for fair value, and confirmed by the Board. This methodology reflects a conservative, market-aligned approach in accordance with section 2(a)(41) and supports the Company’s position as a non-investment company under the 1940 Act.

In conclusion, based on the calculations and characterizations outlined above, the Company respectfully submits that neither it nor its subsidiaries are investment companies under Section 3(a)(1)(C) of the 1940 Act.

Comment #4 Please advise if the Company believes that Netcapital Advisors meets the definition of “investment adviser” under the Investment Advisers Act of 1940 and, if so, whether the Company intends to register as such with the Commission or with any state. Please provide analysis to support your position.

● Definition Under the Investment Advisers Act of 1940

Section 202(a)(11) of the Investment Advisers Act of 1940 defines an “investment adviser” as any person or entity that:

●	Engages in the business of advising others, directly or indirectly, as to the value of securities or the advisability of investing in, purchasing, or selling securities;

●	Does so for compensation; and

●	Provides such advice as part of its regular business activities.

● Analysis of Netcapital Advisors’ Activities

●	Nature of Services: Netcapital Advisors provides advisory services exclusively to issuers, assisting them with structuring their Regulation Crowdfunding campaigns, marketing strategies, and compliance with regulatory requirements. These services are operational and strategic in nature, focusing on supporting issuers in conducting offerings rather than advising investors.

●	Compensation: While Netcapital Advisors receives compensation for its services, this compensation is tied to its operational support for issuers and is unrelated to advising investors or managing investments.

●	Absence of Investor Advice: Netcapital Advisors does not engage in advising investors regarding the value of securities or the advisability of purchasing, selling, or holding securities.

● Alignment with the Investment Advisers Act

●	Netcapital Advisors’ services do not fall within the core activities defined by Section 202(a)(11). Its business model is issuer-focused and does not involve providing investment advice to others.

●	The SEC’s guidance and case law, such as Tonopah Mining Co. of Nevada, 26 SEC 426 (1947), emphasize that operational activities tailored to facilitating business goals do not constitute investment advisory services.

● Intent to Register

Since Netcapital Advisors does not meet the definition of an “investment adviser” under the Investment Advisers Act of 1940, the Company does not intend to register as an investment adviser with the Commission or any state.

Summary

In light of the detailed analyses under Sections 3(a)(1)(A) and 3(a)(1)(C) provided herein, we respectfully submit that Netcapital Inc. and its subsidiaries are not investment companies under the 1940 Act.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact me with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Netcapital Inc.

By:	/s/ Coreen Kraysler
Coreen Kraysler, Chief Financial Officer